Children's Broadcasting Corporation
724 First Street North, 4th Floor
Minneapolis, Minnesota 55401

Gentlemen:

We consent to the use of our reports for the eleven months ended March 31, 1996 and 1995 and the reports for the years ended April 30, 1993, 1994, and 1995, with repsect to the financial statements of Radio Elizabeth, Inc. in the 8-K/A of Children's Broadcasting Corporation.

/s/ SMOLIN, LUPIN & CO., P.A.
SMOLIN, LUPIN & CO., P.A.

West Orange, New Jersey
November 12, 1996